Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: June 8, 2021

© Wejo Ltd. 5th Annual Needham Virtual Automotive Tech Conference June 8, 2021

Forward-Looking Statements. Disclaimer This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Vi rtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“ Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “ anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of t he closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “ Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or mai ntain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law. No Offer or Solicitation. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securiti es shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Important Information About the Proposed Business Combination and Where to Find It. In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection wit h the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation. Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333 -251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available. © Wejo Ltd.2

Wejo’s Mission and Its Impact



Richard Barlow
Founder & CEO, Wejo

Wejo stands for **We Journey**.

My vision has always been to **transform connected vehicle data** into **data for good**, revolutionizing the way we live, work and travel.

Wejo is a leader **in connected vehicle data**. Wejo onboards and standardizes over 14 billion data points every day, directly from live connected vehicles. This vast, unique data set enables Wejo to deliver mobility intelligence products, as live streams, aggregated data and OEM applications.

Wejo began life as a **data monetization platform** where we are demonstrating leadership and scaling past traffic management. We’re now building **SaaS** solutions for and with OEMs, delivering unique intelligence about vehicle use and performance. Wejo SaaS solutions also create incredible experiences for drivers such as crowd sharing of curbside parking availability, reducing emissions and congestion.

Ultimately, Wejo expects to become the communications and data stack for all connected vehicles.


SAFER ROADS
LESS CONGESTION
REDUCED EMISSIONS
UNIQUE INSIGHTS
DRIVER DELIGHT
“The connected vehicle market will grow from ~11% today to 44% of the global car park by 2030”

wejo © Wejo Ltd.

Source: Wejo management, PTOLEMUS Consulting

3

Wejo is Defining the Future of Connected Vehicle Data Unlocking the value in connected vehicle data with its proprietary, award-winning data exchange platform An early leader in connected vehicle data with over 11 million live vehicles from a supply base of over 50 million vehicles Owns the only truly proprietary data set in the market Active agreements with 17 OEM and Tier 1 partners GM and Palantir are strategic investors, validating Wejo as a leader Robust technology platform to transform data into valuable insights Expansive market of applicability and actionable fields of use SaaS product and addressable market strength underpin revenue and EBITDA growth 2030 Serviceable Addressable Market (SAM) of $61bn Forecasting $1.39bn gross sales in 2025

Wejo is a Leader in the Connected Vehicle Data Market Backed by Key Strategic Investors Including gm and Palantir


Location
Dynamics
Vehicle Status
Powertrain
Environment
Diagnostic
Camera
In-Cabin
1 Source & Protect Unstructured Data
Cloud Data Centers
Analytics
2 Standardize Data & Generate Insights
wejo
3 Disrupt & Create New Marketplaces
Data Streams
Data Packages
Developer Interfaces
Mobile Apps
Web Apps
In-Car Apps
Traffic Management
Mapping & Navigation
Construction & Real Estate
Parking & Fuel
Insurance
Fleet & Leasing
Vehicle Maintenance
Car Sharing & Rental
Retail & Entertainment
Advertising
Roadside Assistance
Emergency Services
4 Grow Market Demand
5 Monetize Data
6 SaaS Revenue from OEMs & Tier 1s

wejo © Wejo Ltd.

Source: Wejo management

5

The Universe of Connected Vehicles is Rapidly Expanding From 2020 to 2030, the total number of connected vehicles is projected to triple In 2030, connected vehicles to account for 44% of all cars globally Total Number of Connected Vehicles (Millions) 159 196 226 265 308 351 396 439 163 481 205 522 248 561 282 600 299 Wejo connected vehicle supply base (est) Connected vehicles live on Wejo platform 6080 103 129 88 55 1430 124 2015201620172018201920202021202220232024202520262027202820292030

Wejo Holds a Leading Position in a Massive Addressable Market Connected Vehicle 2030 Market Size Represents the entire estimated size of the market for connected vehicle data Wejo’s 2030 Serviceable Addressable Market Wejo’s SAM consists of opportunities in 8 fields of use and SaaS solutions for OEMs & Tier 1s Wejo Sales Today Wejo’s sales today is almost entirely driven by Traffic Management (Marketplace) ~5-10X Others In Market Today Reflecting Strong Data and Products Available Connected Vehicle Data Market Size $500bn+ Wejo SAM $61bn

Wejo Engages with OEMs & Tier 1s Why OEMs & Tier 1s Engage with Wejo Data capture: Wejo enables OEMs & Tier 1s to optimize sensor data capture and transmission Product: Wejo turns billions of data points from 100s of sensors into powerful products Compliance and regulation: Disciplined approach to compliance and internal control policies to manage Wejo and partners’ data • Sales: Wejo sales teams working in multiple fields of use on a revenue share basis SaaS: OEMs & Tier 1s gain mobility intelligence from their own vehicles and components, informing product roadmaps and addressing customers’ needs 20212025 10.7 million live vehicles 50 million supply base est 120+ million live vehicles est 200 million supply base

Routes to Revenue: Data Marketplace & SaaS Through its Data Marketplace and SaaS solutions, Wejo maximizes revenue opportunities from proprietary data sets and platform capabilities Wejo Marketplace ~$30bn SAM Wejo SaaS ~$31bn SAM Data fees Licensing fees Platform fees Platform and hosting fees Product/application usage fees Product/application usage fees Professional services A proven, scalable business model

Wejo in Action

Demonstrating revenue flow from Wejo Data Marketplaces and Wejo SaaS



Vehicle Data
OEM
wejo
Example Marketplaces & Use Cases
Lane Index
Latitude
Longitude
Heading
Speed
Shares Data With Wejo
Receives Revenue Share
Uses Wejo Lane Index in ADAS & AV Development
Pays License & Platform Fees
Wejo Lane Index Marketplace Products
Receives Revenue
Wejo Studio SaaS
Receives SaaS Revenue
Traffic Management:
Crash and breakdown alerts
Pays Data & Platform Fees
Mapping & Navigation:
Improved ETA accuracy
Pays Data & Platform Fees
3D Parking
Latitude
Longitude
Accelerator Position
Steering Angle
Selected Gear
Parking Brake
Shares Data With Wejo
Receives Revenue Share
Shows Parked Location Reminders in Mobile App
Pays License & Platform Fees
Wejo Parking Intelligence Marketplace Products
Receives Revenue
Wejo Parking SaaS
Receives SaaS Revenue
Civil Engineering & Parking:
Understand parking utilization
Pays Data & Platform Fees
EV Charging:
Plan EV charging infrastructure
Pays Data & Platform Fees

Wejo Data Marketplace Revenue Flow
Wejo SaaS Revenue Flow

Source: Wejo management

wejo © Wejo Ltd.

10

Wejo's Proprietary Technology Positions It For Market Leadership

Wejo ADEPT (**A**utomotive **D**ata **E**xchange **P**latform & **T**echnology) is Wejo's proprietary and award-winning cloud platform designed to support and maximize the value in connected vehicle data.

Source-agnostic interfaces provide flexible integration with OEM and Tier 1 data, whilst the high-performance architecture rapidly identifies any data issues. Data is harmonized, enriched and transformed into unique intelligence products for marketplace customers and SaaS solutions for OEMs and Tier 1s.

All solutions are protected by Wejo's Regulatory Wrapper.



OEMs & Tier 1s
Data Ingress
wejo ADEPT
Transform
Validate & Enrich
Filter & Aggregate
Data Lake
Wejo Common Data Model
Wejo Insight Model
Data Science & Machine Learning
Consent Management
Business Intelligence
Regulatory Wrapper & Information Security
Data Egress
SaaS
Fields of Use
Traffic Management
Advertising
Fleet & Leasing
Remote Diagnostics
Usage Based Insurance
Car Sharing & Rental
Roadside Assistance
Integrated Payments
SaaS Solutions for OEMS & Tier 1s

Wejo ADEPT is already performing at scale

9.1 TRILLION	14.6 BILLION	66 MILLION	354 BILLION
Data points ingested	Data points ingested per day	Journeys analyzed per day	Total miles curated

wejo © Wejo Ltd. Source: Wejo management
11

Wejo’s Growth: Proven Model, New Fields of Use Wejo has proven traction in Traffic Management and Advertising, driving growth through 6 new fields of use over the next 3 years Live Today Future Fields of Use & Target Customers Usage Based Insurance Car Sharing & Rental Payments 2021 2022 2023 Roadside Assistance Fleet Management Services Remote Diagnostics SaaS Solutions

Wejo’s Unique, Market-Leading Data Legacy Device Data Connected Vehicle Data Wejo’s Exclusive, Proprietary Data Set Creates a Significant Competitive Moat Data taken directly from OEM-integrated sensors and not inferred from 3rd party devices or mobile data “clues” Uniquely differentiated by receiving data in-journey rather than post-journey, providing near real-time insights Additional sensor data from even a small subset of vehicles can provide insight into real-time road and environmental conditions Legacy Devices Used by Other Data Providers DongleDash CamMobile Device

Wejo Marketplace & SaaS Solutions Accelerate Customer Value For OEMs & Tier 1s For Marketplace Customers 3D PARKING INNOVATION ROAD INTELLIGENCE VEHICLE INSIGHTS

International Brand Presence 11 INSTAGRAM ACCOUNTS Multi-channel, multiple audiences4 MILLION FOLLOWERS

Positioned to Grow Rapidly While Driving Profitability 2021 - 2025 $mm 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E CAGR Net Revenue $1.3 $4.3 $23 $118 $325 $764 265% % Marketplace 99% 64% 52% 72% 83% 80% % SaaS <1% 36% 48% 28% 17% 20% Gross Margin NM 9% 43% 58% 64% 69% Operating Expenses $24 $59 $121 $148 $184 $215 38% Technology and Development $8 $20 $37 $50 $62 $68 Sales and Marketing $7 $18 $37 $49 $61 $74 General and Administration $10 $21 $48 $50 $62 5 $72 Adjusted EBITDA -$23 -$57 -$108 -$77 $29 $318 Adjusted EBITDA Margin NM NM NM NM 9% 42% Other Information Gross Sales $4 $10 $43 $232 $621 $1,385 245% Gross Sales per Connected Vehicle $0.40 $0.71 $1.45 $4.63 $7.91 $11.65 101% Connected Vehicles on ADEPT (millions) 9 14 30 55 88 124 73% OEMs Monetizing by Region 3 7 20 27 34 41 1use, improved OEM revenue share economics and SaaS delivered to OEMs Gross sales per connected vehicle grows at 2a CAGR of ~101% over the 5-year period, 3driven by leveraging data across multiple fields of use and multiple products 4 Gross Margin increases driven by leveraging technology, and change in mix 3of fields of use – expect continued improvement as Wejo scales Operating leverage significant in 6technology & development, general & administrative as well as sales & marketing Profitability breakeven point in mid-2024E Long-term EBITDA Margin targeted at steady state of ~50% - achieve 42% by 22025 with growth in gross margin and impact of operating leverage 6

Global Blended Unit Economics by Field of Use Advertising Traffic Info RDS Roadside Assistance Car Sharing & Rental FMS Leasing UBI Payment $14 $12 $10 $8 $6 $4 $2 Gross Sales Unit Economic Growth Factors 20212022202320242025 Advertising Traffic Info RDS Roadside Assistance Car Sharing & Rental FMS Leasing UBI Payments $0.94 $3.74 $3.20 $2.35 $0.65 $3.47 $1.86 $1.14 $3.23 $0.08 $0 $0.63 Unit Economics by Region NA $0.76 RoW $0.10 NA $1.69 RoW $0.44 NA $5.33 RoW $2.02 NA $8.87 RoW $4.05 NA $13.24 RoW $6.27 Vehicle Volumes 14M30M55M88M124M Sensor Availability & Product Sophistication Traffic Management Advertising Remote Diagnostic Services Roadside Assistance © Wejo Ltd. 17 Source: Wejo management

Proposed Capital Raise Fully Funds The 5-Year Plan Acceleration of OEM Onboarding $125mm Wejo continues to invest in onboarding current and future OEMs to deliver a growing supply of connected vehicle data that can be standardized, enriched and delivered to unlock new applications Roll Out Of New Products $105mm Wejo continues to invest in its robust product pipeline to create new offerings and services for its connected vehicle data customers across existing markets and generate demand in new fields of use Wejo plans to invest in building the infrastructure required to offer SaaS to OEMs and Tier 1 Automotive Suppliers Transition from 3rd party Cloud Services to direct hosting through Wejo Cloud Regional Expansion $70mm Wejo plans to leverage its leading position in North America and continue its expansion into Europe and Rest of World © Wejo Ltd. Source: Wejo management18

Transaction Overview

Sources & Uses ($mm)

Cash in Trust[1]	$230
PIPE Proceeds[2]	100
Cash on Balance Sheet	30
Seller Rollover[3]	681
Total Sources	**$1,041**
Seller Rollover[3]	$681
Cash to Balance Sheet[1,2]	300
Estimated Transaction Expenses[4]	60
Total Uses	**$1,041**

Pro Forma Valuation ($mm)

Share Price	$10.00
x Pro Forma Shares Outstanding[1,2,3,5]	106.8
Pro Forma Equity Value	**$1,068**
- Pro Forma Cash	(300)
+ Pro Forma Debt	32
Pro Forma Implied Enterprise Value	**$800**

Multiples[6]

Enterprise Value / 2024E Net Revenue	*2.5x*
Enterprise Value / 2025E Net Revenue	*1.0x*

Illustrative Pro Forma Ownership[1,2,3,5]


5%
22%
64%
9%
Wejo Rollover Equity
PIPE Investors
SPAC Investors
VOSO Sponsor

Key Highlights

- ✓ Existing Wejo shareholders are rolling 100% of their equity
- ✓ Transaction fully funds 5-year business plan
- ✓ The transaction is targeted to close in Q3 2021 pending SEC review and satisfaction of customary closing conditions

1. Assumes no redemptions of VOSO shares
2. Reflects fully committed $100mm PIPE at $10.00 per share
3. Assumes $46.5mm existing convertible loan notes converted to equity prior to transaction close
4. Estimated transaction expenses for deferred underwriting fees, PIPE, M&A advisory, legal, accounting, and other miscellaneous deal-related expenses for Wejo and VOSO
5. Assumes a $10.00 share price. Pro forma ownership excludes dilutive impact of ~18.1mm warrants with an exercise price of $11.50, 6.0mm earn-out shares issuable to Wejo shareholders (earned ratably upon the achievement of share price thresholds of $15.00, $18.00, $21.00, and $24.00) and management equity incentive plan shares that exist or may be awarded (including 5.8mm shares issuable to Wejo's CEO if the share price reaches $50.00) and any out-of-the-money options
6. TEV / Net Revenue multiples based on 2024E and 2025E Net Revenue of $325mm and $764mm, respectively wejo
© Wejo Ltd.
19

Comparable Company Analysis

© Wejo Ltd. Thank you wejo.com